UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Muzinich Private Capital, Inc.

Address of Principal Business Office:	450 Park Avenue New York, New York 10022

Telephone Number:	(212) 888-3413

Name and Address of Agent for Service of Process:	Kurt Alfrey 450 Park Avenue New York, New York 10022

     The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 2nd day of October, 2015.

Muzinich Private Capital, Inc.
/s/ Kurt Alfrey
Name: Kurt Alfrey
Title: Vice President and Secretary

Attest:	/s/ Etzerson Philitas

Name: Etzerson Philitas
Witness